

AGENIX LIMITED
11 Durbell Street P.O. Box 391
Acacia Ridge QLD 4110
Australia
Tel : +61 (0)7 3370 6396
Fax : +61 (0)7 3370 6370
Website : www.agenix.net

82-34639

SEC# ~~82-5258~~


03045192

2 December 2003

US Securities and Exchange Commission
Attention: Filing Desk
450 Fifth Street NW
WASHINGTON DC 20549
USA

PROCESSED
DEC 22 2003
THOMSON
FINANCIAL


DEC 11 2003

Dear Sir

Re: Submission Under Rule 12g3-2(b) - Agenix Limited

We refer to the attached announcement that was made to the Australian Stock Exchange.

We are providing a copy of this announcement by virtue of our requirements under Rule 12g3-2(b).

Yours sincerely

Neil Leggett
Company Secretary

12/16



Company Announcement

2 December 2003

Results of 2003 AGM – Corporations Act Disclosure

Further to the advice on 28 November 2003 that all resolutions at the Annual General Meeting held on that date were passed, the following additional information is provided in accordance with Section 251AA(2) of the Corporations Act:

Resolutions

Resolution 1 — To consider the re-election of Mr Wong Fong Fui as a Director
Passed as an ordinary resolution on a show of hands

Resolution 2 — To consider the re-election of Mr Myles Davey as a Director
Passed as an ordinary resolution on a show of hands

Resolution 3 — To consider the increase in Directors' Fees
Passed as an ordinary resolution on a show of hands

Resolution 4 — To consider the grant of options to the Managing Director, Mr Donald Home
Passed as an ordinary resolution on a show of hands

The valid proxy votes received by Agenix Limited for the resolutions were:

Resolution	For	Against	Open	Abstain
1	51,382,578	373,294	1,663,206	528,512
2	51,672,947	107,600	1,663,206	503,837
3	48,995,046	2,759,038	871,398	393,400
4	46,322,831	5,640,377	926,398	379,776

For more information contact:

Mr Neil Leggett
Company Secretary
Agenix Limited
Ph: 61 7 3370 6313

Agenix Limited [ASX:AGX, NASDAQ: AGXLY] is a listed company based in Brisbane, Australia. It manufactures, distributes and markets human and veterinary diagnostic test kits, over-the-counter pharmaceuticals and infant care products via its wholly-owned subsidiaries AGEN Biomedical and Milton Pharmaceuticals. Agenix focuses on developing a horizontally-integrated product portfolio to service the needs of the acute phase thrombosis market. Agenix's lead candidate is its high-technology ThromboView®. blood clot-imaging project, which is currently undergoing human trials. ThromboView® uses radiolabelled antibodies to locate blood clots in the body. It could revolutionise the US $3 billion global clot diagnostic imaging market. ThromboView® is being developed with the assistance of the Federal Government through its START scheme. Agenix employs 200 staff and sells its products to more than 50 countries. ThromboView® is a registered trademark of AGEN Biomedical.